AFFILIATED COMPUTER SERVICES, INC.
2828 N. HASKELL
DALLAS, TX 75204
(214) 841-6111
February 8, 2008
Mr. Mark Kronforst
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Avenue, N.W.
Mail Stop 4561
Washington, D.C. 20549

RE:	Affiliated Computer Services, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2007
Filed August 29, 2007
Form 10-K/A for the Fiscal Year Ended June 30, 2007
Filed October 19, 2007
Forms 8-K Filed August 21, 2007 and November 1, 2007
File No. 001-12665
Dear Mr. Kronforst:
We are in receipt of your letter dated January 31, 2008 regarding the above referenced filings. We respectfully request an extension of the 10 business day response period set forth in the letter. We will respond to this comment letter no later than February 29, 2008.
If you have any questions or concerns, please feel free to contact me at (214) 841-6169. Thank you for your consideration of this matter.
Sincerely,
Kevin Kyser
Executive Vice President and
     Chief Financial Officer